CONFIDENTIAL TREATMENT REQUESTED

BY LINKEDIN CORPORATION: LNKD-0004

May 4, 2011

CERTAIN PORTIONS OF THIS LETTER AND ITS ANNEXES HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mark P. Shuman Evan Jacobson Kathleen Collins Melissa Feider

Re:	LinkedIn Corporation Supplemental Submission Dated April 22, 2011 Registration Statement on Form S-1 File No. 333-171903

Ladies and Gentlemen:

On behalf of LinkedIn Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 26, 2011, relating to the Company’s supplemental letter dated April 20, 2011, relating to the Company’s Registration Statement on Form S-1 (File No. 333-171903) filed with the Commission on January 27, 2011 (the “Registration Statement”), as amended by Amendment No. 3 to Registration Statement filed with the Commission on May 4, 2011 (“Amendment No. 3”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter. In this letter, we have recited the prior comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Securities and Exchange Commission	Confidential Treatment Requested
May 4, 2011	Under 17 C.F.R. §§ 200.83

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Critical Accounting Policies and Estimates, page 59 Stock-Based Compensation, page 61

1.	We note from your response to comment 24 of our letter dated February 24, 2011 that there was a significant increase in the fair value of your underlying common stock from April 7, 2011 to April 20, 2011, which was due to varying factors. In your response, please identify the main factors that primarily contributed to this increase.

We supplementally advise the Staff that, as described in our letter dated April 22, 2011, the Board of Directors (the “Board”) of the Company or the Compensation Committee of the Board (the “Compensation Committee”) considers numerous objective and subjective factors when it determines the fair value of the Company’s common stock (the “Common Stock”), including the most recent valuation report prepared by an independent valuation specialist. With respect to the determination of the fair value of the Common Stock on April 7, 2011, the Company had received a valuation report on April 4, 2011 (the “Prior Valuation”) from the independent valuation specialist that concluded that, as of March 17, 2011, the fair value of the Common Stock was $22.59 per share. The Prior Valuation, as well as earlier valuation reports, was prepared on a consistent basis in accordance with the criteria set forth in the draft American Institute of Certified Public Accountant’s Practice Aid regarding “Valuation of Privately-Held-Company Equity Securities Issued in Other than a Business Combination.”

On April 20, 2011, representatives of Morgan Stanley & Co. Incorporated, on behalf of the underwriters (the “Underwriters”) advised the Company that, based on then-current market conditions, they anticipated that the Underwriters would recommend to the Company a preliminary price range of $[***] – [***] (the “Preliminary Price Range”) per share.

The mid-point of the Preliminary Price Range is $[***] per share, which is approximately [***]% higher than the Prior Valuation. Because the Preliminary Price Range assumes the successful completion of the Company’s initial public offering, as further described below, it represents the estimated valuation of the Company six weeks subsequent to April 7, 2011. In the Company’s view, the difference between the mid-point of the Preliminary Price Range and the Prior Valuation is attributable to three primary factors:

Results of Operations for the First Quarter of 2011 and Revisions to the Company’s Financial Forecast. When the Board and the Compensation Committee determined the fair value of the Common Stock on April 7, 2011, the Board only received the Company’s financial outlook for the three months ended March 31, 2011, as final results, consistent with the Company’s historical practice, were not available until approximately 2.5-3 weeks after the end of the quarter, at which point the Company provided its preliminary financial results to its independent auditors. Subsequent to April 7, 2011, the Company finalized its financial results for the three months ended March 31, 2011, and determined that it exceeded the outlook that it provided to the Board and the Compensation Committee on April 7, 2011, including a [***]% increase in revenue and a [***]% increase in EBITDA compared to the financial outlook. The Company provided the Underwriters with the actual financial results for the three months ended March 31, 2011, prior to the Underwriters recommending the Preliminary Price Range to the Company on April 20, 2011. Furthermore, subsequent to April 7, 2011, and, in part, as a result of stronger than expected financial results for the three months ended March 31, 2011, the Company increased its projected revenue and EBITDA for the remainder of 2011 by [***]% and [***]%, respectively, and provided this updated forecast to

Securities and Exchange Commission	Confidential Treatment Requested
May 4, 2011	Under 17 C.F.R. §§ 200.83

the Underwriters. The updated forecast was utilized in the valuation models used by the Underwriters to determine the Preliminary Price Range.

Differing Valuation Methodologies. The Preliminary Price Range from the Underwriters was the result of the Underwriters’ application of (i) revenue valuation multiples to the Underwriters’ expectations of the Company’s projected revenue for 2012 and (ii) EBITDA valuation multiples to the Underwriters’ expectations of the Company’s projected EBITDA for 2013. In comparison, the Prior Valuation followed the conventional approach of applying valuation multiples to the Company’s last 12 months (“LTM”) revenue and projected revenue for the future 12 months (“FTM”) as of March 17, 2011. This resulted in a significant difference between the two valuations as the Prior Valuation only applied valuation multiples to the Company’s LTM and FTM revenue and not the Company’s LTM or FTM EBITDA because, as described on page 45 of Amendment No. 3, the Company’s philosophy for 2011 is to continue to invest for long-term growth despite the short-term negative impact that this will have on the Company’s EBITDA, resulting in LTM and FTM EBITDA that is not meaningful to the analysis in the Prior Valuation. However, the Underwriters utilized a forward EBITDA multiple that was applied to their expectations of the Company’s forecasted EBITDA for 2013, when the Underwriters expected the Company’s EBITDA to return to an amount closer to the Underwriters’ long-term model for the Company, to help determine the Preliminary Price Range. In addition, the Underwriters viewed the long-term growth prospects for the Company’s business to be stronger given recent business successes as further described below. Given their higher expected growth prospects, the Underwriters applied a valuation methodology that is consistent with high expectations by using forward looking multiples applied to 2013 forecasted results as well as a higher terminal growth rate than the Company did in its Prior Valuation.

Further, the Underwriters’ recommendation of the Preliminary Price Range is as of the estimated date of the Company’s proposed initial public offering in the latter part of May 2011, rather than April 20, 2011 or April 7, 2011. The Preliminary Price Range also reflects basic assumptions about supply and demand dynamics and is therefore affected by, among other things, the size of the offering, expectations about additional shares that may be sold into the public float in the future, and investors’ opportunities to invest in other companies similar to the Company (whether in an initial public offering or otherwise). Also, because the Preliminary Price Range necessarily assumes that the initial public offering has occurred and a public market for the Common Stock has been created, it excludes any marketability or illiquidity discount for the Common Stock, which was appropriately taken into account in the Prior Valuation.

The Preliminary Price Range also does not take into account the probability of alternative outcomes that could yield lower valuations, such as a sale of the Company at differing valuations or that the Company may continue as a private, stand-alone entity. The value range applicable to these alternative outcomes is presented in the Company’s valuation under the Income Method, in which the present value of the Company’s projected cash flows are determined. The equity value range for this approach is $[***] billion to $[***] billion, and represents the intrinsic value of the business based solely on the stand-alone future cash flow generating capability of the Company. While the Underwriters’ valuation analysis was also informed by the Income Method, it was based on the revised financial forecast that the Company provided to the Underwriters subsequent to April 7, 2011, once the actual results for the three months ended March 31, 2011 were determined, resulting in an equity value range with a midpoint of $[***] billion on a pre-money basis.

Recent Market Performance. Another significant driver of the Preliminary Price Range is the recent performance and valuation of companies that the Underwriters expect will be viewed by potential investors as

Securities and Exchange Commission	Confidential Treatment Requested
May 4, 2011	Under 17 C.F.R. §§ 200.83

comparable to the Company, coupled with recent successful initial public offerings, including the initial public offerings of Zipcar, Inc., which increased approximately 35% from its initial public offering price, and Responsys, Inc., which is currently trading approximately 34% above its initial public offering price.

In addition, please provide us with the following information:

•	Quantify the increase in the stock price from the lack of a marketability and/or illiquidity discount;

We supplementally advise the Staff that the marketability discount utilized in the Prior Valuation was 5.0% based on the projected time to the Company’s initial public offering. The Underwriters did not incorporate a marketability discount as their analysis assumed a successful initial public offering. Had the Underwriters applied a 5.0% marketability discount to the mid-point of the Preliminary Price Range, the mid-point would have decreased by $1.65.

•	Explain why the non-marketability discount of 5.0% for the April 4, 2011 did not change from the February 2011 valuation;

We supplementally advise the Staff that the marketability discount did change from February 2011 to April 4, 2011. However, the discount rounded to 5.0% in both analyses, and the marketability discount on an unrounded basis would not produce a materially different result.

•

Tell us the names of the different comparable companies used by the underwriters and how they quantitatively impacted the difference between the company’s valuation analysis and the estimated IPO price range;

We supplementally advise the Staff that the Underwriters utilized two sets of comparable companies:

“Best of breed” internet comparables, including [***], and “Best of breed” SaaS comparables, including [***]. The key comparable companies in the Underwriters’ valuation were [***].

While the Company is unable to quantify the differences in fair value based on the different comparable companies utilized in the Underwriters’ methodology, we supplementally advise the Staff that the Underwriters focused more of their analysis on internet businesses that have similar rates of growth as the Company, such as [***], rather than smaller companies that do not share these characteristics. Furthermore, because most of the comparable companies are highly profitable, the Underwriters focused more on their EBITDA multiples than their revenue multiples, which they determined were not as relevant for purposes of determining a Preliminary Price Range.

•	Tell us why the company did not consider using the different comparable companies used by the underwriters in its valuation analysis;

While the Company and the Underwriters used the same “Best of breed” SaaS companies in their respective valuations, the Company also included certain recruiting and job listing companies in the Prior Valuation

Securities and Exchange Commission	Confidential Treatment Requested
May 4, 2011	Under 17 C.F.R. §§ 200.83

that were not included in the Underwriters’ valuation analysis because the Company believes that these companies share certain aspects of the Company’s business model. Those comparable companies were as follows:

[***].

•	Explain how the financial metrics utilized vary in the underwriter’s versus the company’s analysis;

We supplementally advise the Staff that, as described above, the Underwriters applied (i) revenue valuation multiples to the Underwriters’ expectations of the Company’s projected revenue for 2012 and (ii) EBITDA valuation multiples to the Underwriters’ expectations of the Company’s projected EBITDA for 2013. The Prior Valuation only applied its revenue multiples to the Company’s FTM revenue forecast.

•	Quantify the long term growth rate utilized by the underwriters and the company and explain why there was a difference;

We supplementally advise the Staff that the Company used a long term growth rate of 5.0% in the Prior Valuation, while the Underwriters used a rate of 6.0%. The Underwriters’ selection of an appropriate long term growth rate was informed by several factors that were not known on April 7, 2011, such as the Company’s stronger than expected financial results for the three months ended March 31, 2011, and larger than expected increases in certain key metrics, such as the number of LinkedIn Corporate Solutions customers, all of which informed management’s upward revisions to the financial forecast that the Company provided to the Underwriters after April 7, 2011. The quantitative impact of this difference in long term growth rates in the Underwriters’ analysis was approximately $3.70 per share.

•	Provide quantitative information to support the growth in the company’s performance and quantify the impact this had on the increase in the underlying common stock price.

We supplementally advise the Staff that, in the three months ended March 31, 2011, net revenue increased $12.2 million, or 15%, over the three months ended December 31, 2010.

The number of registered members increased by approximately 11 million, or 12%, from March 31, 2011 compared to December 31, 2010. While the Company is not able to quantify the impact this increase had on the determination of the fair value of the Company’s Common Stock, the Company believes that the increase in registered members results in increased sales of its products, as customers have access to a larger pool of professional talent.

In the three months ended March 31, 2011, the number of unique visitors and page views increased approximately 15% and 29%, respectively, compared to the three months ended December 31, 2010. While the Company is not able to quantify the impact these increases had on the determination of the fair value of the Company’s Common Stock, the Company views unique visitors and page views as key indicators of growth in its brand awareness among users and whether the Company is providing its members with useful products and features, thereby increasing member engagement. The Company believes that an increase in member engagement results in increased sales of its products, as customers have access to a larger pool of professional talent.

Securities and Exchange Commission	Confidential Treatment Requested
May 4, 2011	Under 17 C.F.R. §§ 200.83

2.	After reviewing your response to the preceding comment, any revisions to your disclosure in conjunction with our review of your updated interim financial statements, and your response to comment 1 of our letter dated April 20, 2011, we may have further comments.

We acknowledge that the Staff may have further comments after reviewing any revisions to the disclosure in the Registration Statement in conjunction with the updated interim financial statements and the Company’s response to comment no. 1 of the supplemental letter dated April 20, 2011.

* * * * *

Securities and Exchange Commission	Confidential Treatment Requested
May 4, 2011	Under 17 C.F.R. §§ 200.83

Please direct your questions or comments regarding this supplemental letter to Katharine A. Martin, Jon C. Avina or me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jeffrey D. Saper

Jeffrey D. Saper

Enclosures

cc (w/o encl.):	Jeffrey Weiner
Erika Rottenberg, Esq.
LinkedIn Corporation

Katharine A. Martin, Esq.
Jon C. Avina, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Eric C. Jensen, Esq.
John T. McKenna, Esq.
David Peinsipp, Esq.
Cooley LLP

Timothy de Kay
Deloitte & Touche LLP